Exhibit 99.1

CARDERO RESOURCE CORP.

EXTRAORDINARY MEETING OF SHAREHOLDERS

NOTICE-AND-ACCESS NOTIFICATION TO SHAREHOLDERS

You are receiving this notification as Cardero Resource Corp. (the “Company”) has decided to use the notice and access model for delivery of meeting materials for its 2014 Extraordinary General Meeting (“Meeting”) to its shareholders. This Notice of Meeting is prepared under the notice-and-access rules that came into effect on February 11, 2013 under National Instrument 54-101 “Communication with Beneficial Owners of Securities of a Reporting Issuer”. Under notice and access, shareholders still receive a proxy or voting instruction form enabling them to vote at the Meeting. However, instead of a paper copy of the Information Circular, shareholders receive this notice with information on how they may access such materials electronically. The use of this alternative means of delivery is more environmentally responsible as it will help reduce paper use and also will reduce the cost of printing and mailing materials to shareholders.

MEETING DATE AND LOCATION Date and Time: Thursday, December 18, 2014 at 9:00 AM PST
Place: Suite 2300 – 1177 West Hastings Street Vancouver, British Columbia Canada

SHAREHOLDERS WILL BE ASKED TO CONSIDER AND VOTE ON THE FOLLOWING MATTERS:

1.	Approval of Matters involving Robert C. Kopple: Shareholders will be asked to consider an ordinary resolution approving certain matters involving Robert C, Kopple. Information may be found in the “Particulars of Matters to be Acted Upon – Approval of Certain Matters Involving Robert C. Kopple” section of the Information Circular.

2.	Other Business: Shareholders may be asked to consider other items of business that may be properly brought before the Meeting. Information respecting the use of discretionary authority to vote on any such other business may be found in the “Proxy Instructions” section of the Information Circular.

SHAREHOLDERS ARE REMINDED TO VIEW THE MATERIALS FOR THE MEETING PRIOR TO VOTING

WEBSITES WHERE MEETING MATERIALS ARE POSTED: www.cardero.com

Materials for the Meeting may be viewed online at www.sedar.com

HOW TO OBTAIN PAPER COPIES OF THE MEETING MATERIALS:

Shareholders may request paper copies of the materials for the Meeting be sent to them by postal delivery at no cost to them. Requests may be made up to one year from the date the Information Circular was filed on SEDAR through the internet by going to:

www.cardero.com

Calling the Company toll-free in North America at 1-866-770-7488

Sending an email to lawrence.talbot@cardero.com or marla@cardero.com

Requests should be received at least five (5) business days in advance of the proxy cut-off date set out in the accompanying proxy or voting instruction form in order to receive the Meeting materials in advance of the date of the Meeting.

VOTING:

Registered shareholders are asked to return their proxies using one of the following methods at least one business day in advance of the proxy cut-off date as set out in the accompanying proxy:

INTERNET: www.investorvote.com

TELEPHONE: 1-866-732-VOTE (8683) Toll Free

MAIL:	Computershare Investor Services Inc., Proxy Dept. 100 University Avenue, 8th Floor, Toronto, Ontario, CANADA M5J 2Y1

Non-registered shareholders are asked to use the voter instruction form provided by your intermediary (bank, trust company or broker) and return it as early as practicable to ensure that it is transmitted on time. It must be received by your intermediary with sufficient time for them to file a proxy by the deadline noted above.

Non-registered shareholders may also be able to vote through the Internet at www.proxyvote.com.

Shareholders with questions about notice-and-access can email the Company at lawrence.talbot@cardero.com.